UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A

AMENDMENT NO. 1

(Check One)

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: _______________	Commission File Number: 001-38409

Mogo Finance Technology Inc.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Province or other jurisdiction of incorporation or organization)

7372
(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable
(I.R.S. Employer Identification Number (if applicable))

2100-401 West Georgia St.

Vancouver, British Columbia V6B 5A1

Canada

(604) 659-4380
(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System

111 Eighth Avenue

13th Floor

New York, NY 10011

(212) 590-9070
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Copies to:

Gregory Feller Mogo Finance Technology Inc. 2100-401 West Georgia St. Vancouver, British Columbia V6B 5A1 Canada (604) 659-4380	Thomas M. Rose Shona C. Smith Troutman Sanders LLP 401 9th Street, N.W., Suite 1000 Washington, D.C. 20004-2134 (757) 687-7715

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Common Shares	Name of each exchange on which registered The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

YES ☐   NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES ☐   NO ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

YES ☐   NO ☐

EXPLANATORY NOTE

This Amendment No. 1 to the Registration Statement on Form 40-F (File No. 001-38409) (the “Registration Statement on Form 40-F”) of Mogo Finance Technology Inc. (the “Registrant”) is being filed to (i) include additional exhibits, each of which is incorporated by reference in this Registration Statement on Form 40-F, and (ii) provide certain updated disclosure under the heading “Disclosure of Contractual Obligations,” and other sections, as of December 31, 2017. No other amendment to the Registrant’s Registration Statement is being effected hereby.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Registration Statement on Form 40-F are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). Additionally, the safe harbor provided in Section 21E of the Exchange Act and Section 27A of the Securities Act applies to any forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Disclosure of Contractual Obligations” in this Registration Statement on Form 40-F. Please see “Caution Regarding Forward-Looking Statements” beginning on page 3 of the Management’s Discussion and Analysis for the fiscal year ended December 31, 2017 of the Registrant, attached as Exhibit 99.66 to this Registration Statement on Form 40-F, and “Cautionary Note Regarding Forward-Looking Statements” beginning on page 4 of the Annual Information Form for the fiscal year ended December 31, 2017 of the Registrant attached as Exhibit 99.68 to this Registration Statement on Form 40-F.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Registration Statement on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

The Registrant prepares its consolidated financial statements, which are filed with this Registration Statement on Form 40-F, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), and they may be subject to Canadian auditing and auditor independence standards. Such financial statements may not be comparable to financial statements prepared in accordance with United States generally accepted accounting principles.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

The documents filed or incorporated by reference as Exhibits 99.1 through 99.70, each of which is incorporated by reference in this Registration Statement on Form 40-F, contain all information material to an investment decision that the Registrant, since January 1, 2017: (i) made or was required to make public pursuant to the law of any Canadian jurisdiction; (ii) filed or was required to file with the Toronto Stock Exchange (the “TSX”) and which was made public by the TSX; or (iii) distributed or was required to distribute to its security holders.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as 99.64 and 99.70, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF COMMON SHARES

The disclosure containing a description of the securities to be registered is included under the heading “Description of Capital Structure” beginning on page 31 of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2017, attached hereto as Exhibit 99.68.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any “off-balance sheet arrangements” (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2017, information with respect to the Registrant’s known contractual obligations:

	Payments Due by Period (All amounts in thousands of Canadian dollars)
Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Estimated lease payments	$1,224	$1,838	$170	$255	$3,487
Accounts payable and accruals	$7,468	-	-	-	$7,468
Credit facilities	-	-	$57,110	-	$57,110
Debentures	-	-	$39,680	-	$39,680
Convertible debentures	-	-	$12,864	-	$12,864
Total	$8,692	$1,838	$109,824	$255	$120,609

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant filed with the Commission a Form F-X.

Any change to the name or address of the Registrant’s agent and service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Mogo Finance Technology Inc.

By:	/s/ David Feller
Name: David Feller
Title: Chief Executive Officer

Date: March 7, 2018

EXHIBIT INDEX

The following exhibits have been filed as part of the Registration Statement on Form 40-F.

Exhibit No.	Title of Exhibit
Principal Documents
99.1*	Second Amendment Agreement to Credit Agreement among Computershare Trust Company of Canada, Mogo Finance Trust, the Registrant, Mogo Financial Inc., Mogo Financial (B.C.) Inc., Mogo Financial (Alberta) Inc., Mogo Financial (Ontario) Inc. and Fortress Credit Co LLC, dated December 13, 2016
99.2*	News Release regarding the passing of Eric Miles, Chief Technology Officer, dated January 27, 2017
99.3*	Form 45-106F1 Report of Exempt Distribution, dated February 10, 2017
99.4*	News Release regarding launch of the digital Mogo Spending Account with the Platinum Prepaid Visa®, dated February 21, 2017
99.5*	Form 13-501F1 Participation Fee Management Certification for Year Ended December 31, 2016, dated March 7, 2017
99.6*	Form 13-502F1 Participation Fee Management Certification for Year Ended December 31, 2016, dated March 7, 2017
99.7*	Consolidated Financial Statements for years ended December 31, 2016 and 2015
99.8*	Management’s Discussion and Analysis for the year ended December 31, 2016, dated March 7, 2017
99.9*	Form 52-109F1 CEO and CFO Certifications of Annual Filings for the year ended December 31, 2016
99.10*	Annual Information Form for the year ended December 31, 2016, dated March 7, 2017
99.11*	News Release regarding announcement of financial results for the fourth quarter and full year 2016, dated March 7, 2017
99.12*	News Release regarding the filing of an early warning report by Michael Wekerle, dated April 26, 2017
99.13*	Notice of Annual Meeting of Shareholders for the annual meeting of shareholders held on June 7, 2017, dated May 1, 2017
99.14*	Management Information Circular for the annual meeting of shareholders held on June 7, 2017, dated May 1, 2017
99.15*	Form of Proxy for the annual meeting of shareholders held on June 7, 2017
99.16*	Voting Instruction Form for the annual meeting of shareholders held on June 7, 2017
99.17*	Unaudited Interim Condensed Consolidated Financial Statements for quarter ended March 31, 2017
99.18*	Management’s Discussion and Analysis for the quarter ended March 31, 2017, dated May 5, 2017

99.19*	Form 52-109F2 CEO and CFO Certifications of Interim Filings for the first quarter ended March 31, 2017
99.20*	News Release regarding announcement of financial results for the first quarter ended March 31, 2017, dated May 8, 2017
99.21*	Preliminary Short Form Prospectus with respect to the Cdn$15 million public offering of convertible debentures, dated May 8, 2017
99.22*	Receipt for filing of preliminary short form prospectus with respect to the Cdn$15 million public offering of convertible debentures, dated May 8, 2017
99.23*	Marketing Materials with respect to the Cdn$15 million public offering of convertible debentures, dated May 8, 2017
99.24*	Marketing Materials with respect to the Cdn$15 million public offering of convertible debentures, dated May 8, 2017
99.25*	News Release regarding filing of the preliminary short form prospectus with respect to the Cdn$15 million public offering of convertible debentures, dated May 8, 2017
99.26*	Final Short Form Prospectus with respect to the Cdn$15 million public offering of convertible debentures, dated May 24, 2017
99.27*	Receipt for filing of final short form prospectus with respect to the Cdn$15 million public offering of convertible debentures, dated May 24, 2017
99.28*	Agency Agreement among the Registrant, Mackie Research Capital Corporation, Cormark Securities Inc., Canaccord Genuity Corp., Haywood Securities Inc. and M Partners Inc. with respect to the Cdn$15 million public offering of convertible debentures, dated May 24, 2017
99.29*	News Release filing of the final short form prospectus in connection with the Cdn$15 million public offering of convertible debentures, dated May 24, 2017
99.30*	News Release regarding the closing of the public offering of Cdn$15 million of convertible debentures, dated June 6, 2017
99.31*	Twelfth Amendment Agreement to Convertible Debenture Indenture among the Registrant, Mogo Financial Inc., Mogo Financial (B.C.) Inc., Mogo Financial (Alberta) Inc., Mogo Financial (Ontario) Inc. and Fortress Credit Co LLC, dated June 6, 2017
99.32*	Subordination Agreement among the Registrant, Fortress Credit Co LLC and Computershare Trust Company of Canada, dated June 6, 2017
99.33*	Convertible Debenture Indenture between the Registrant and Computershare Trust Company of Canada, dated June 6, 2017
99.34*	Report of Voting Results for the annual meeting of shareholders held on June 7, 2017, dated June 7, 2017
99.35*	News Release regarding the announcement of the results of the election of directors, dated June 7, 2017
99.36*	Form 51-102F3 Material Change Report regarding the closing of the public offering of convertible debentures, dated June 13, 2017

99.37*	Unaudited Interim Condensed Consolidated Financial Statements for second quarter ended June 30, 2017
99.38*	Management’s Discussion and Analysis for second quarter ended June 30, 2017, dated August 9, 2017
99.39*	Form 52-109F2 CEO and CFO Certifications of Interim Filings for the second quarter ended June 30, 2017
99.40*	News Release regarding announcement of financial results for the second quarter ended June 30, 2017, dated August 9, 2017
99.41*	Notice of Special Meeting of Shareholders for the special meeting of shareholders held on September 15, 2017, dated July 31, 2017
99.42*	Management Information Circular for the special meeting of shareholders held on September 15, 2017, dated July 31, 2017
99.43*	Form of Proxy for the special meeting of shareholders held on September 15, 2017
99.44*	Voting Instruction Form for the special meeting of shareholders held on September 15, 2017
99.45*	Report of Voting Results for the special meeting of shareholders held on September 15, 2017, dated September 15, 2017
99.46*	News Release regarding voting results for the special meeting of shareholders held on September 15, 2017, dated September 15, 2017
99.47*	Revolving Credit and Guarantee Agreement among the Registrant, Mogo Financial Inc., Mogo Financial (B.C.) Inc., Mogo Financial (Alberta) Inc., Mogo Financial (Ontario) Inc., DB FSLF 50 LLC and the Lenders Party Thereto, dated September 25, 2017
99.48*	News Release regarding new senior secured credit facility of up to Cdn$40 million, dated September 25, 2017
99.49*	Unaudited Interim Condensed Consolidated Financial Statements for third quarter ended September 30, 2017
99.50*	Management’s Discussion and Analysis for third quarter ended September 30, 2017, dated November 8, 2017
99.51*	Form 52-109F2 CEO and CFO Certifications of Interim Filings for third quarter ended September 30, 2017
99.52*	News Release regarding announcement of financial results for the third quarter ended September 30, 2017, dated November 8, 2017
99.53*	News Release regarding announcement of Cdn$15,000,300 bought deal equity offering, dated December 7, 2017

99.54*	News Release regarding increase of bought deal equity offering to Cdn$26.25 million, dated December 8, 2017
99.55*	Marketing Materials with respect to Cdn$26.25 million bought deal equity offering, dated December 8, 2017
99.56*	Underwriting Agreement dated December 13, 2017
99.57*	Preliminary Short Form Prospectus with respect to the Cdn$26.25 million bought deal equity offering, dated December 13, 2017
99.58*	Receipt for filing of preliminary short form prospectus with respect to the Cdn$26.25 million bought deal equity offering, dated December 13, 2017
99.59*	Final Short Form Prospectus with respect to the Cdn$26.25 million bought deal equity offering, dated December 21, 2017
99.60*	Receipt for filing of final short form prospectus with respect to the Cdn$26.25 million bought deal equity offering, dated December 21, 2017
99.61*	News Release regarding the closing of the Cdn$26.25 million bought deal equity offering, dated December 28, 2017
99.62*	Fifth Amendment Agreement among Computershare Trust Company of Canada, Mogo Finance Trust, Fortress Credit Co LLC and Drawbridge Special Opportunities Fund LP, dated December 11, 2017
99.63*	Form 51-102F3 Material Change Report regarding the closing of the Cdn$26.25 million bought deal equity offering, dated January 3, 2018
99.64*	Consent of Independent Auditor dated March 2, 2018 – MNP LLP
99.65+	Consolidated Financial Statements for years ended December 31, 2017 and 2016
99.66+	Management’s Discussion and Analysis for the year ended December 31, 2017, dated March 6, 2018
99.67+	Form 52-109F1 CEO and CFO Certifications of Annual Filings for the year ended December 31, 2017
99.68+	Annual Information Form for the year ended December 31, 2017, dated March 6, 2018
99.69+	News Release regarding announcement of financial results of the fourth quarter and full year 2017, dated March 6, 2018
99.70+	Consent of Independent Auditor dated March 7, 2018

_____________

*	Previously filed.
+	Filed herewith.